Filed by Subsea 7 S.A.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Subsea 7 S.A.
Commission File No.: 000-21742
Date: February 26, 2025

 Proposed Combination of Saipem and Subsea7Creating a Global Leader in Energy Services  24th February 2025

 Disclaimer  No Offer or Solicitation  This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Saipem, Subsea 7 or the combined company following the proposed merger of Saipem and Subsea 7 (the "Proposed Business Combination Transaction") or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.  Forward-looking Statements  This communication contains forward-looking information and statements about Saipem and Subsea7 and their combined business after completion of the Proposed Business Combination Transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Saipem and Subsea7 believe that the respective expectations reflected in such forward-looking statements are reasonable, investors and holders of Saipem and Subsea7 shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Saipem and Subsea7, respectively, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Except as required by applicable law, neither Saipem nor Subsea7 undertake any obligation to update any forward-looking information or statements.  Important Additional Information about the Proposed Business Combination Transaction  This communication is not a substitute for a registration statement or for any other document that Saipem or Subsea7 may file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Proposed Business Combination Transaction. In connection with the Proposed Business Combination Transaction, Saipem and Subsea7 are filing relevant materials with the SEC, which, to the extent Saipem's shares will be required to be registered under the U.S. Securities Act, may include a registration statement on Form F-4 that contains a prospectus. If an exemption from the registration requirements of the U.S. Securities Act is available, the shares issued in connection with the Proposed Business Combination Transaction will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  SAIPEM AND SUBSEA7 URGE INVESTORS AND SHAREHOLDERS TO READ ANY SUCH REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIPEM AND SUBSEA7, THE PROPOSED BUSINESS COMBINATION TRANSACTION AND RELATED MATTERS.   Investors and shareholders can obtain free copies of the prospectus and other documents filed by Saipem and Subsea7 with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Shareholders of Subsea7 are urged to read the prospectus, if and when available, and the other relevant materials when they become available, as well as any supplements and amendments thereto, before making any voting or investment decision with respect to the Proposed Business Combination Transaction and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.  Use of Non-IFRS Financial Measures  This announcement includes certain non-IFRS financial measures with respect to Saipem and Subsea7, including EBITDA and Net debt. These unaudited non-IFRS financial measures should be considered in addition to, and not as a substitute for, measures of Saipem’s and Subsea7’s financial performance prepared in accordance with IFRS. In addition, these measures may be defined differently than similar terms used by other companies.  Presentation of Financial Information  This communication includes financial data regarding Saipem and Subsea7 and the combination of Saipem and Subsea7. The presentation of information in any registration statement that Saipem may file with the SEC may be different than the financial data included herein as the financial data included in any registration statement will be required to comply with the rules and regulations of the SEC. Further, any financial data contained herein representing the combination of Saipem and Subsea7 has not been prepared in accordance with the rules and regulations of the SEC, including the pro forma requirements of Regulation S-X. Accordingly, pro forma financial data contained in any registration statement filed with respect to the Proposed Business Combination Transaction may differ from the pro forma financial data contained herein, and such differences may be material. Any combined company financial data presented herein is presented for informational purposes only and is not intended to represent or be indicative of the actual consolidated results of operations or financial position that would have been reported had the Proposed Business Combination Transaction been completed as of October 1st, 2024, and should not be taken as representative of the companies’ future consolidated results of operations or financial position had the Proposed Business Combination Transaction occurred as of such date. These estimates are based on financial information available at the time of the preparation of this communication.

 Today’s Presenters   Alessandro Puliti  Chief Executive Officerof Saipem  Kristian Siem  Chairman of the Board of Directors of Subsea7     Elisabetta Serafin  Chairman of the Board of Directors of Saipem     John Evans  Chief Executive Officerof Subsea7

 Comprehensive Solutions for Clients  A full spectrum of offshore and onshore services, from drilling, engineering and construction to life-of-field services and decommissioning   Increased ability to optimise project schedules for clients in oil, gas, carbon capture and renewable energy  World-class Expertise and Experience  A talented, global workforce of more than 45,000 people, including more than 9,000 engineers and project managers, in more than 60 countries, contributing to deliver solutions unlocking value for clients  Global Reach and Diversified Fleet  An expanded and diversified fleet of more than 60 construction vessels enhancing the Combined Company's ability to undertake a wide range of projects, from shallow water to ultra-deepwater operations   A full portfolio of heavy lift, high-end J-lay, S-lay and reel lay rigid pipeline solutions, flexible pipe and umbilical lay services and market-leading wind turbine foundation and cable lay installation capabilities  Innovation and Technology  Combined expertise to foster innovation in offshore technologies, ensuring cutting-edge solutions for complex projects  1  2  3  4  Creating a Global Leader in Energy Services

 Key Transaction Highlights   1. As of 30 September 2024.  Background  Saipem and Subsea7 signed a Memorandum of Understanding for a full combination of their respective businesses  Transaction Structure  Cross border merger of Subsea7 into Saipem, with Subsea7 shareholders receiving 6.688 Saipem shares for each Subsea7 share, representing a pro-forma ownership of 50-50% of the Combined Company  Subsea7 shareholders to receive an extraordinary dividend equal to €450M immediately prior to the effectiveness of the merger  Combined Company listed on both Milan and Oslo stock exchanges  Financial Benefits  The proposed combination is expected to unlock approximately €300M annual synergies on a run-rate basis  Enhanced corporate profile with a combined backlog of c. €43 B1 and robust financial profile with better revenue visibility and cash flow generation  Improved market visibility from equity and debt investors from larger scale and dual listing status  Approvals and   Next Steps  The respective Boards of Saipem and Subsea7 and the main shareholders are supportive of the transaction  The parties currently anticipate submitting the final terms of the Proposed Combination to their respective Board of Directors for approval and to enter into the Merger Agreement by around mid-2025  Completion is currently anticipated to occur in the second half of 2026

Transaction Structure

Key Highlights

- ***Siem Industries, Eni and CDP Equity committed to support the Transaction*** *and to enter into a* ***shareholders' agreement*** *for the governance of the Combined Company*
- *The* ***by-laws*** *of the Combined Company are* ***expected to provide for loyalty shares*** *(double votes)*
- *Combined Company* ***listed on both Milan and Oslo stock exchanges***
- *Combined Company structured* ***into four businesses****: Onshore E&C, Drilling Offshore, Sustainable Infrastructures and Subsea7 (Offshore E&C)*

Group Structure



Shareholders' Agreement
12%
SIEM Industries
11%
eni
6%
cdp
71%
Free Float
2
4
3
BORSA ITALIANA
EURONEXT OSLO BØRS
Saipem7
100%
100%
100%
100%
Onshore E&C
Drilling Offshore
Sustainable Infrastructures
Subsea7 (Offshore E&C)

Intended Top Management



Mr. Alessandro Puliti
Chief Executive Officer of Saipem7



Mr. John Evans
Chief Executive Officer of Subsea7

Number of shareholder board seats nominated by each of the parties (Siem Industries, Eni & CDP Equity, Minority shareholder), total of 9 board members

★ *Separate legal entity fully owned by Saipem7, including offshore wind, operationally autonomous and operating with the brand name "Subsea7, a Saipem7 company"*

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 Transaction Rationale  Major player in offshore E&C  Balanced SURF / Conventional portfolio   Integrated model (onshore & offshore)  Strong presence in Africa & Middle East  Major player in offshore E&C  Major player in SURF projects   Well positioned in offshore wind  Strong presence in Brazil, USA and Norway     Comprehensive Solutions for Clients  World-class Expertise and Experience  Global Reach and Diversified Fleet  Innovation and Technology  Combination  1  2  3  4

Market Positioning and Capabilities

Saipem7: Compelling Offering for Customers

	SURF	Conventional	Trunklines	Offshore Wind	Subsea equipment	Drilling Offshore	Floaters	Onshore E&C	Sustainable Infra.[1]
SAIPEM	◐	●	●	◔		◔	◐	◐	◔
subsea7	●	◔	◔	●	SIA ★				
SAIPEM + subsea7	●	●	●	●	SIA ★	◔	◐	◐	◔

● Strong Presence ◐ Relevant Player ◔ Specialised / Minor Presence

★ *Alliance between SLB OneSubsea and Subsea7 for SPS and SURF.*

1. In relation to the Italian market.

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Geographic and Customer Complementarity

Enlarging Client Base and Strengthening Geographical Presence

Geographic Positioning in Offshore E&C[1]

Revenue (FY 2023)	SAIPEM	subsea7
Middle East	> 30%	< 10%
North America	< 10%	10% - 19%
Latin America	10% - 19%	20% - 30%
Africa	10% - 19%	< 10%
Far East	< 10%	< 10%
North Sea	< 10%	> 30%

< 10% | 10% - 19% | 20% - 30% | > 30%

Respective Customers in Offshore E&C[1]

Saipem's Key Customers (Offshore E&C)

QatarEnergy, aramco, ExxonMobil, TotalEnergies, eni, bp, ADNOC, PETROBRAS, Shell, AZULE ENERGY

Subsea7's Key Customers

PETROBRAS, AkerBP, equinor, bp, Woodside Energy, TP, Shell, IBERDROLA, Chevron, SSE, Ørsted

1. Including offshore wind.

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SAIPEM | subsea7

 Combined Financials  1. Based on USD/EUR FX rate as of 30 September 2024 of 0.8981.  2. Combined numbers presented herein are calculated by aggregating the stand-alone companies and do not include expected synergies deriving from the transaction.   3. LTM (Last Twelve Months) figures for Subsea7 calculated using average 2023 USD/EUR FX rate of 0.9250 and average 2024 USD/EUR FX rate of 0.9246.  4. Including the extraordinary dividend of €450 M to be paid by Subsea7 to its shareholders pre-closing.  Targeting investment grade credit rating  Combined (2)  Backlog(As of 30 September 20241)  €33.2 B  €10.1 B  €43.3 B  Revenue  (LTM3 as of 30 September 2024)  €13.6 B  €6.1 B  €19.7 B  EBITDA  (LTM3 as of 30 September 2024)   €1.2 B  €0.9 B  €2.1 B  Net debt (post IFRS16)  (As of 30 September 20241)   €0.1 B  €0.8 B  €1.3 B (4)  Net debt (post IFRS16) / EBITDA   0.1 x  0.8 x  0.6 x (4)

 LTM(1) as of 30 September 2024  Combined Financials by Business  1. LTM (Last Twelve Months) figures for Subsea7 calculated using average 2023 USD/EUR FX rate of 0.9250 and average 2024 USD/EUR FX rate of 0.9246.  2. Combined numbers presented herein are calculated by aggregating the stand-alone companies and do not include expected synergies deriving from the transaction.  3. Offshore E&C includes Offshore Wind.  Revenue  EBITDA  Backlog  Combined(2)  Offshore E&C(3)  Drilling Offshore  Onshore E&C

Expected Synergies

Combination Expected to Unlock Significant Cost and Capex Synergies

Estimated Synergies (Per Annum)



Operational Expenses
≈ €250m
Capex
≈ €20m
Process Efficiencies
≈ €30m
Total
≈ €300m p.a.

Synergies expected to reach run-rate level by year 3 after completion

Estimated Implementation Costs	≈ €270m *(One-off)*

Key Areas of Synergies

Fleet Optimisation	• Optimisation of fleet utilisation • Improved geographic positioning of assets • Mission equipment optimization
Procurement	• Longer charter period • Increased buying power from supply chain
Sales & Marketing	• Tendering processes • Reducing overlap in bidding and commercial activities
Process Efficiencies	• Consolidation of project execution / offshore operations in key areas in portfolio approach

- ***Preliminary potential synergies represent ca. 14% of combined EBITDA[1] and ca. 2% of combined OpEx[1]***
- ***Further synergetic effects due a robust financial profile with enhanced Revenue visibility and cash flow generation, improved business risk profile, and enlarged scale***

1. Based on LTM (Last Twelve Months) figures for Saipem and Subsea7 as of 30 September 2024.

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SAIPEM | subsea 7

 Opportunity to Create Significant Value for all Stakeholders  Stakeholder Value Creation  Subject to approval by shareholders.  If the proposed combination has not completed before approval of the full year 2025 results of Saipem and Subsea7.  Free Cash Flow post repayment of lease liabilities.  Additional opportunities for professional development coming from the sharing of best-in-class expertise and engineering capabilities underpinned by unparalleled ability to attract and retain skilled workforce  A larger, multicultural, and technologically advanced Group  Planned integration process driven by collaboration and shared values  Employees  Greater scale in both equity and debt capital markets, enabling access to a wider investor base and sources of capital   Solid balance sheet expected to support an investment grade credit rating  Each company to distribute up to $350m in dividends1 in 2025, at least $300m in dividends1,2 in 2026, and, following completion of the combination, the combined entity is expected to distribute to shareholders at least 40% of FCF3  Investors  Combined Company will have scale and capability to meet clients’ needs and global presence to support clients anywhere  Combined expertise to foster innovation in subsea and offshore wind technologies, ensuring cutting-edge solutions for complex projects  Increased ability to optimise project schedule for clients  Clients

 Preliminary Timeline  MoU Signing & Announcement  Merger Agreement and SHA Signing  Shareholders Meeting  Closing   (Merger Deed)  Next steps  Finalisation of terms and conditions of the transaction   Confirmatory due diligence  Approval by relevant authorities   Clearance by antitrust bodies  23-Feb-25  AroundMid 2025  H2 2025  In H2 2026

 Comprehensive Solutions for Clients  A full spectrum of offshore and onshore services, from drilling, engineering and construction to life-of-field services and decommissioning   Increased ability to optimise project schedules for clients in oil, gas, carbon capture and renewable energy  World-class Expertise and Experience  A talented, global workforce of more than 45,000 people, including more than 9,000 engineers and project managers, in more than 60 countries, contributing to deliver solutions unlocking value for clients  Global Reach and Diversified Fleet  An expanded and diversified fleet of more than 60 construction vessels enhancing the combined company’s ability to undertake a wide range of projects, from shallow water to ultra-deepwater operations   A full portfolio of heavy lift, high-end J-lay, S-lay and reel lay rigid pipeline solutions, flexible pipe and umbilical lay services and market-leading wind turbine foundation and cable lay installation capabilities  Innovation and Technology  Combined expertise to foster innovation in offshore technologies, ensuring cutting-edge solutions for complex projects  1  2  3  4  Creating a Global Leader in Energy Services

 Appendix

 Further Transaction Considerations  Subject to approval by shareholders.  If the proposed combination has not completed before approval of the full year 2025 results of Saipem and Subsea 7.  Free Cash Flow post repayment of lease liabilities.  Shareholder Remuneration  Each company to distribute up to $350m in dividends in 20251; Saipem and Subsea 7 will each distribute at least $300m in dividends1,2 in 2026; following completion of the combination, the combined entity will distribute to shareholders at least 40% of FCF3  Combined company envisaged to achieve investment grade credit ratings and will commit to maintain investment grade credit characteristics  Leadership and Governance  Eni, CDP Equity and Siem Industries have expressed their strong support for the transaction and have entered a separate Memorandum of Understanding, undertaking to back the proposed combination and agreeing on the terms of a successive Shareholders Agreement (“SHA”) effective from completion of the proposed combination. The MoU provides a three-year shareholder lock up and standstill obligation and the submission of a common proposal for appointment of the majority of the members of the board of directors of the combined company  Combined company Chairman to be designated by Siem Industries and CEO to be designated by Eni and CDP Equity   The combined company will be structured into four businesses with the combined Offshore Engineering & Construction business, comprising all of Subsea7’s business and the Asset Based Services business of Saipem structured as a separate legal entity  Combined company to be headquartered in Milan, Italy and Offshore E&C separate legal entity to be headquartered in London, UK  Approvals  The entering into and signing of binding definitive documents is conditional, inter alia, on the successful completion of a confirmatory due diligence by the parties, the agreement on satisfactory merger agreement (the “Merger Agreement”) and the approval of the final terms of the Proposed Combination by the boards of Saipem and Subsea7. The parties will also engage into the relevant works council consultations required by the applicable laws  Completion will be subject, inter alia, to approval of the shareholders’ meetings of both of Saipem and Subsea7, this latter to be also adopted with so-called whitewash majorities, obtaining the required governmental, regulatory, antitrust clearances (including FDI and FSR) and completion of steps required for listing of the Combined Company’s shares on both Milan and Oslo stock exchanges

Construction Fleet Complementarity

	Saipem	Subsea7
HEAVY-LIFT	SAIPEM 7000; SAIPEM 3000; JSD6000[1]; DE HE[1]	SEVEN BOREALIS; SEAWAY STRASHNOV
RIGID REELING	SAIPEM CONSTELLATION	SEVEN VEGA; SEVEN OCEANS; SEVEN NAVICA
S-LAY	CASTORONE; JSD6000[1]; DE HE[1]; SAIPEM ENDEAVOUR	SEVEN BOREALIS
J-LAY	FDS 2; JSD6000[1]; FDS	SEVEN BOREALIS
FLEXIBLE LAY	SAIPEM CONSTELLATION; NOMAND MAXIMUS[1]; SHEN DA[1]	SEVEN ARCTIC; SEVEN SEAS; SEVEN OCEANIC; 4 PLSVs
OFFSHORE WIND	SAIPEM 7000	SEAWAY ALFA LIFT; SEAWAY STRASHNOV; SEAWAY VENTUS

Saipem7 will strengthen its positioning **across all offshore energy segments** by leveraging on the **high complementarity** of Saipem and Subsea7's construction fleets

Saipem / Subsea7 strength areas

1. Leased vessels.

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Combined Operational Footprint



London
Luxembourg
Aberdeen
Paris
Milan
Houston
Perth
H
P
A
I
D
N
B
E
F
O
M
J
G
K
L
C

Saipem (Offshore E&C only)	Subsea7
A Arbatax (IT)	H Vigra (NO)
B Rumuolumeni (NG)	I Ingleside (US)
C Guarujá (BR)	J Bintan (ID)
D Dammam Star (SA)	K Ubu (BR)
E Pointe Noire (CG)	L Rio das Ostras (BR)
F Ambriz Petromar (AO)	M Singapore (SG)
G Karimun (ID)	N Takoradi (GH)
	O Lobito (AO)
	P Wick (UK)

Main fabrication yards
Other fabrication yards

Saipem's Fabrication Yards
Saipem's Corporate/ Support Offices
Subsea7's Main Corporate/ Support Offices
Subsea7's Operational Support Yard
Subsea7's Fabrication yard

19

SAIPEM | subsea7

Product Offering for the Offshore Wind

	Offshore Substation	Inner-array Cables	WTG Foundations Jackets and Gravity Bases	WTG Foundations Monopiles	Wind Turbine Generators
Project Management and Engineering	subsea 7 SAIPEM	subsea 7	subsea 7 SAIPEM	subsea 7 SAIPEM	
Construction / Management	subsea 7 SAIPEM	subsea 7	subsea 7 SAIPEM		
Transport / Installation	subsea 7 SAIPEM	subsea 7	subsea 7 SAIPEM	subsea 7 SAIPEM	subsea 7

Combination of assets and competencies to optimise project execution, improve project economics and de-risk overall project delivery

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